September 13, 2012

BY EDGAR AND BY FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:	John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re:	Naked Brand Group Inc. (formerly Search By Headlines.com Corp. (the “Company”)
Form 8-K
Filed August 1, 2012
File No. 000-52381

We write in response to your letter dated August 27, 2012 (the “Comment Letter”) with respect to the above-noted filing of the Company. The Company requests an extension of the deadline to respond to the concerns raised in the Comment Letter. The Company expects to provide a complete response to all comments by no later than September 24, 2012.

Yours truly,

NAKED BRAND GROUP INC.

Per: “Joel Primus”

Joel Primus
Chief Executive Officer